SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: August 7, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F: Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):   Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):   Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Dated as of June 20, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into the Sixth Supplemental Indenture in order to add the entities identified in such Sixth Supplemental Indenture as guarantors to its Indenture, dated October 21, 2010. A copy of the Sixth Supplemental Indenture is attached hereto as Exhibit 10.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On July 8, 2013, Navios Acquisition issued a press release announcing that the Nave Equinox, a 2007-built MR2 Ice Class 1A product tanker vessel of 50,922 dwt, was delivered on June 26, 2013. Navios Acquisition also announced that it has agreed to extend the existing charter on the chemical tanker Nave Polaris for one additional year ending in the third quarter of 2014. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

On July 9, 2013, Navios Acquisition, through Iraklia Shipping Corporation, Samothrace Shipping Corporation and Thasos Shipping Corporation, its wholly-owned subsidiaries, entered into a term loan facility agreement (the “Facility Agreement”) of up to $48.5 million with Deutsche Bank AG Filiale Deutschlandgeschäft as lender and agent (the “Agent”), to partially finance the purchase price of three product tanker vessels. The Facility Agreement is repayable in quarterly installments with the amount of such quarterly payment contingent upon the amount borrowed under the Facility Agreement. The repayment dates are at quarterly intervals after the first drawdown date. The maturity date is the earlier of (i) the date falling five years after the date on which an advance is made under the Facility Agreement and (ii) September 30, 2018. The loan bears interest at LIBOR plus 325 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with. The Facility Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

On July 10, 2013, Navios Acquisition issued a press release announcing that the Nave Capella, a new building MR2 product tanker vessel of 49,995 dwt, was delivered from a South Korean shipyard on July 9, 2013 and has been chartered out to a counterparty for one year. Navios Acquisition also announced that the Nave Pulsar, a 2007-built MR2 Ice Class 1A product tanker vessel of 50,922 dwt, was delivered on July 9, 2013 and that Navios Acquisition has extended the existing charter on the chemical tanker Nave Cosmos for one additional year ending in the third quarter of 2014. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

On July 11, 2013, Navios Acquisition issued a press release announcing that it has agreed to acquire two newbuilding chemical tankers and has also exercised the options to acquire two MR2 product tankers, with delivery of the newbuilding chemical tankers expected in the third quarter of 2013 and delivery of the MR2 product tankers expected in the first half of 2015. Each of the two newbuilding chemical tankers has been chartered out to a counterparty for two years. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

On July 23, 2013, Navios Acquisition issued a press release announcing that the Nave Universe, a new building chemical tanker vessel of 45,313 dwt, was delivered from a South Korean shipyard on July 22, 2013 and has been chartered out to a counterparty for two years with an additional one year option. A copy of the press release is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.

On August 6, 2013, Navios Acquisition issued a press release announcing that it has chartered out four newbuilding MR2 product tankers. A copy of the press release is furnished as Exhibit 99.5 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 7, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Sixth Supplemental Indenture, dated as of June 20, 2013
10.2	Term Loan Facility Agreement, of up to $48.5 million, dated as of July 9, 2013
99.1	Press Release dated July 8, 2013
99.2	Press Release dated July 10, 2013
99.3	Press Release dated July 11, 2013
99.4	Press Release dated July 23, 2013
99.5	Press Release dated August 6, 2013